Filed by Liberty Interactive Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation
Commission File No.: 001-33982

Excerpts from the Transcript of
Liberty Interactive Corporation at the Barclays Capital Global
Technology, Media and Telecommunications Conference held on May 23, 2012

Participant

Just to hop over a second and talk about Liberty Ventures, because it gets a tracker back out there a little bit and give us an idea what sort of [green energy projects] you are looking at. Clearly I think people understand there is a set of publicly traded assets and – so we’ve seen not spectacularly straightforward set of that properties, this is around them but the goal is that beyond that mix of assets?

Gregory B. Maffei, President, Chief Executive Officer & Director, Liberty Interactive Corp.

We don’t have a set formula for how we’re going to use the capital there. What we have is, as you noted, interest in two businesses, three businesses - Interval, Expedia and TripAdvisor. We have a potential tax liability if – a series of the debentures were cut off today in some way and we have a potentially enormous tax asset and the future deductions in excess of cash taxes paid. So the goal there is to sort of invest the cash we do have or expect to have upon the formation of Ventures and potentially any monetization of those three companies wisely looking at what is sort of a favorable situation, where if you don’t think we’re going to get rid of those debentures, those exchangeable debentures, in a hurry, they are going to throw off a lot of positive tax attributes. We’re going to have a reinvestment opportunity and we’ll acknowledge it’s complicated and messy and hairy, but that’s the kind of stuff that we try to fix and clean up over time. And that’s the sort of debt. Where that exactly goes, I can’t tell you that. We have made a couple of investments. We made one in a coal treating plant facility that reduces mercury and nitrous oxide. We’ve made an investment in a wind power, you know these are investments in the tens of millions, not huge money, wind power facility that’s actually a leveraged lease. Those are the kind of things we’ve been pulling around with, not huge. We are trying to figure out how to get good, stable returns for the long-term looking at those, again, the long-term liability which we have to outrun and we feel pretty good about how the odds are in our favor, given the deductions versus the risk.

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Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about financial guidance, business strategies, market potential, future financial performance, the proposed creation of the Liberty Ventures tracking stock and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our businesses, continued access to capital on terms acceptable to Liberty and the satisfaction of the conditions to the proposed creation of the Liberty Ventures tracking stock. These forward looking statements speak only as of the date of the transcript, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Forms 10-Q and 10-K, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in this transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of Liberty’s proposed new tracking stock or Liberty’s existing common stock. The offer and sale of shares of the proposed tracking stock will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement filed with the SEC, including the preliminary proxy statement/prospectus contained therein, because they contain important information about the issuance of shares of the proposed tracking stock. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stock. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC (a preliminary filing of which has been made with the SEC).